Exhibit 99.2

	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS

		March 31, 2020
		(in € m.)
	Debt (1), (2):
	Long-term debt	136,168
	Trust preferred securities	2,052
	Long-term debt at fair value through profit or loss	3,773
	Total debt	141,992

	Shareholders' equity:
	Common shares (no par value)	5,291
	Additional paid-in capital	40,438
	Retained earnings	9,720
	Common shares in treasury, at cost	(16)
	Equity classified as obligation to purchase common shares	-
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at FVOCI, net of tax and other	67
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	12
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	-
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at FVTPL , net of tax	48
	Foreign currency translation, net of tax	278
	Unrealized net gains from equity method investments	(0)
	Total shareholders' equity	55,838
	Equity component of financial instruments	5,817
	Noncontrolling interest	1,635
	Total equity	63,290
	Total capitalization	205,282
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[1]	€ 734 million (0.5)% of our debt was guaranteed as of March 31, 2020. This consists of debt of a subsidiary which is guaranteed by the German government.
[2]	€ 54,381 million (38%) of our debt was secured as of March 31, 2020.

Due to rounding, numbers may not add up precisely to the totals provided.